ATCO
GROUP

Corporate Office

03032789

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

October 9, 2003

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

OCT 20 2003

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

- Corporation's Form 1, filed October 7, 2003 for symbol ACO.X
- Corporation's Form 1, filed October 7, 2003 for symbol ACO.Y
- Corporation's Form 1, filed October 7, 2003 for symbol ACO.PR.A
- Insider Report, filed October 8, 2003 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

L Lawson

Leslie Lawson
Corporate Secretarial Assistant

Encl.

dlw 10/27

FILE NO. 82-34745

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	09/01/2003 - 09/30/2003

Summary

Issued & Outstanding Opening Balance :	26,260,531	As at :	08/31/2003
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	950		
Other Issuances and Cancellations	-7,200		
Issued & Outstanding Closing Balance :	26,254,281		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **1,252,150** As at : 08/31/2003

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
09/30/2003	N		950		
Totals		0	950	0	0

Stock Options Outstanding Closing Balance: **1,251,200** As at : 09/30/2003

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
09/30/2003	Issuer Bid	-7,200
Totals		-7,200

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2003 17:10:05
Last Updated:	10/07/2003 17:05:32

FILE NO. 82-34745

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	09/01/2003 - 09/30/2003

Summary

Issued & Outstanding Opening Balance :	3,511,601	As at :	08/31/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance :	3,511,601

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2003 17:11:17
Last Updated:	10/07/2003 17:11:01

FILE NO. 82-34745

TORONTO STOCK EXCHANGE TSX

Form 1 Submission - Change in Outstanding and Reserved Securities

Company Name :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	09/01/2003 - 09/30/2003

Summary

Issued & Outstanding Opening Balance : 6,000,000 As at : 08/31/2003

Effect on Issued & Outstanding Securities

Issued & Outstanding Closing Balance : 6,000,000

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Shares
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Ann Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/07/2003 17:12:54
Last Updated:	10/07/2003 17:12:46

FILE NO. 82-34745

Insider transaction detail - View details for insider

2003-10-08 18:33 ET

Transactions sorted by : Insider
Insider company name : ATCO Ltd. (Starts with)
Filing date range : October 8, 2003 - October 8, 2003

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: ATCO LTD.													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class I													
98361	2003-09-05	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,800	46.3800	1,800						

FILE NO. 82-34745

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
98363	2003-09-05	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,800		0						
98365	2003-09-12	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,800	47.3000	1,800						
98367	2003-09-12	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,800		0						
98368	2003-09-19	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,800	46.9500	1,800						
98369	2003-09-19	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,800		0						
98370	2003-09-26	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+1,800	46.8900	1,800						
98371	2003-09-26	2003-10-08	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-1,800		0						